Exhibit 21

Subsidiaries of Registrant

Company	State of Jurisdiction of Organization	Percentage of Voting Securities Owned
Southeast Power Corporation	Florida	100%
Bayswater Development Corporation	Florida	100%
Subsidiaries of Bayswater Development Corporation
Country Club Point of Brevard, Inc.	Florida	100%
Riomar of Brevard, Inc.	Florida	100%
Cape Club of Brevard, Inc.	Florida	100%
Florida Coastal Homes, Inc.	Florida	100%
Oak Park of Brevard, Inc.	Florida	100%
Pineapple House of Brevard, Inc.	Florida	100%
Pineapple House Condominium Association, Inc.	Florida	12%

All of the above subsidiaries, except Pineapple House Condominium Association, Inc., are included in the consolidated financial statements of the Company at December 31, 2010.